RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-189888

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement

Subject to Completion:
Dated November 8, 2013

Pricing Supplement Dated November   , 2013 to the
Product Prospectus Supplement Dated July 25, 2013,
Prospectus Supplement Dated July 23, 2013, and
Prospectus Dated July 23, 2013
$ __________ Reverse Convertible Notes Linked to the Common Stock of Red Hat, Inc. Royal Bank of Canada

Royal Bank of Canada is offering Reverse Convertible Notes linked to the common stock of Red Hat, Inc. (“RevCons” or the “Notes”). The RevCons offered are senior unsecured obligations of Royal Bank of Canada, will pay a coupon at the interest rate specified below, and will have the terms described in the documents described above, as supplemented or modified by this terms supplement, as set forth below.

The RevCons do not guarantee any return of principal at maturity. Any payments on the RevCons are subject to our credit risk.
Investing in the RevCons involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated July 23, 2013, “Additional Risk Factors Specific to Your Notes” beginning on page PS-3 of the product prospectus supplement dated July 25, 2013, and “Selected Risk Considerations” beginning on page P6 of this terms supplement.

The RevCons will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Issuer:	Royal Bank of Canada	Listing:	None
Pricing Date:	November 22, 2013	Principal Amount:	$1,000 per RevCons
Issuance Date:	November 27, 2013	Maturity Date:	February 27, 2014
Coupon Payment:	Each coupon will be paid in equal monthly payments. (30/360)	Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.
Initial Stock Price:	The closing price of the Reference Stock on the Pricing Date.
Payment at Maturity (if held to maturity):	For each $1,000 principal amount, $1,000 plus any accrued and unpaid interest at maturity unless:
(i) the Final Stock Price is less than the Initial Stock Price; and
(ii) on any day during the Monitoring Period, the closing price of the Reference Stock is less than the Barrier Price.

If the conditions described in (i) and (ii) are both satisfied, then at maturity the investor will receive, instead of the principal amount, in addition to accrued and unpaid interest, the number of shares of the Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value of those shares.

Investors could lose some or all of their investment at maturity if there has been a decline in the trading price of the Reference Stock.
Monitoring Period:	From and excluding the Pricing Date to and including the Valuation Date.
Physical Delivery Amount:
For each $1,000 principal amount, a number of shares of the Reference Stock equal to the principal amount divided by the Initial Stock Price, subject to adjustment as described in the product prospectus supplement

No.	Reference Stock	Coupon Rate	Initial Stock Price	Barrier Price	Term (Mo)	Cusip	Estimated Initial Value(1)	Principal Amount	Price to Public	Agent’s Commission	Proceeds to Royal Bank of Canada
4206	Red Hat, Inc. (RHT)	[9.25% - 12.25%]	[ ]	80.00%	3	78010UJF5	$989.00	$[ ]	100%	$[ ] [ ]%	$[ ] [ ]%

(1) (The initial estimated value of the Notes (per $1,000 in principal amount) as of the date of this terms supplement is set forth in the table above, and is less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Pricing Date, which will not more than $10.00 less than the price set forth above.  The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.  We describe our determination of the initial estimated value in more detail below. See also “Supplemental Plan of Distribution (Conflicts of Interest)” below.

RBC Capital Markets, LLC

Reverse Convertible Notes due February 27, 2014 Linked to the Common Stock of Red Hat, Inc.

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

General:
This terms supplement relates to an offering of Reverse Convertible Notes (“RevCons” or the “Notes”) linked to the common stock of Red Hat, Inc. (the “Reference Stock”).  The Notes have a term of three months.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Medium-Term Notes, Series F

Pricing Date:	November 22, 2013

Issuance Date:	November 27, 2013

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.

Designated Currency:	U.S. Dollars

Coupon Payment:	Each coupon will be paid in equal monthly payments. (30/360)

Coupon Payment Date(s):	The coupon will be paid on the 27th day of each month during the term of the Note, including the final coupon, which will be paid on the Maturity Date.

Valuation Date:	February 24, 2014

Maturity Date:	February 27, 2014

Reference Stock:	The common stock of Red Hat, Inc., which trades on the New York Stock Exchange under the symbol “RHT.”

Term:	Three (3) months.

Initial Stock Price:	The closing price of the Reference Stock on the Pricing Date.

Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.

RBC Capital Markets, LLC
P2

Reverse Convertible Notes due February 27, 2014 Linked to the Common Stock of Red Hat, Inc.

Payment at Maturity (if held to maturity):
For each $1,000 in principal amount of the Notes, the investor will receive $1,000 plus any accrued and unpaid interest at maturity unless:

(i)           the Final Stock Price is less than the Initial Stock Price; and

(ii)          on any day during the Monitoring Period, the closing price of the Reference Stock is less than the Barrier Price.

If the conditions described in (i) and (ii) are both satisfied, then at maturity the investor will receive, instead of the principal amount of the Notes, in addition to any accrued and unpaid interest, the number of shares of the Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value of those shares.  If we elect to deliver shares of the Reference Stock, fractional shares will be paid in cash.

Investors in the Notes could lose some or all of their investment at maturity if there has been a decline in the trading price of the Reference Stock.

Monitoring Period:	From and excluding the Pricing Date to and including the Valuation Date.

Monitoring Method:	Close of Trading Day

Physical Delivery Amount:
For each $1,000 principal amount, a number of shares of the Reference Stock equal to the principal amount divided by the Initial Stock Price, subject to adjustment as described in the product prospectus supplement.  If this number is not a round number, then the number of shares of the Reference Stock to be delivered will be rounded down and the fractional part shall be paid in cash.

Calculation Agent:	RBC Capital Markets, LLC

Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issuance Date.  The amount that an investor may receive upon sale of the Notes prior to maturity may be less than the principal amount of those Notes.

We may use this terms supplement in the initial sale of the RevCons. In addition, RBC Capital Markets, LLC or another of our affiliates may use this terms supplement in a market-making transaction in the RevCons after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

Listing:	None

Settlement:	DTC global notes

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on the cover page and pages P2 and P3 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement.

RBC Capital Markets, LLC
P3

Reverse Convertible Notes due February 27, 2014 Linked to the Common Stock of Red Hat, Inc.

ADDITIONAL TERMS OF YOUR NOTES

You should read this terms supplement together with the prospectus dated July 23, 2013, as supplemented by the prospectus supplement dated July 23, 2013 and the product prospectus supplement dated July 25, 2013, relating to our Senior Global Medium-Term Notes, Series F, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this terms supplement carefully.

This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated July 23, 2013 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated July 25, 2013, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm

Prospectus Supplement dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm

Product Prospectus Supplement dated July 25, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004072/s724130424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 1000275.  As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Royal Bank of Canada has filed a registration statement (including a product supplement, and prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this document relates. Before you invest, you should read those documents and the other documents relating to this offering that Royal Bank of Canada has filed with the SEC for more complete information about Royal Bank of Canada and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus, the prospectus supplement and the prospectus if you so request by calling toll-free 866-609-6009.

RBC Capital Markets, LLC
P4

Reverse Convertible Notes due February 27, 2014 Linked to the Common Stock of Red Hat, Inc.

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY

The examples set forth below are provided for illustration purposes only.  The assumptions in each of the examples are purely hypothetical and do not relate to the actual performance of the Reference Stock.  The hypothetical terms do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Stock on the Valuation Date relative to its price on the Pricing Date.  We cannot predict the actual performance of the Reference Stock.

The table below illustrates the Payment at Maturity of the Notes (excluding the final Coupon), assuming a hypothetical Initial Stock Price of $50.00, a hypothetical Barrier Price of $40.00 (80.00% of the hypothetical Initial Stock Price) and an initial investment of $1,000. Hypothetical Final Stock Prices are shown in the first column on the left.  For this purpose, we have assumed that there will be no anti-dilution adjustments to the Final Stock Price and no market disruption events. The second column shows the Payment at Maturity (as a percentage of the principal amount) in a case where the market price of the Reference Stock does not fall below the Barrier Price at any time during the Monitoring Period. The third column shows the Payment at Maturity (as a percentage of the principal amount) in a case where the market price of the Reference Stock does fall below the Barrier Price during the Monitoring Period.  The fourth column shows the Physical Delivery Amount as a number of shares of the Reference Stock. The fifth column shows the Cash Delivery Amount, should we elect to deliver the Cash Delivery Amount instead of the Physical Delivery Amount.

Hypothetical Final Stock Price	If the closing market price of the Reference Stock does not fall below the Barrier Price on any day during the Monitoring Period: Payment at Maturity as Percentage of Principal Amount	If the closing market price of the Reference Stock falls below the Barrier Price on any day during the Monitoring Period: Payment at Maturity as Percentage of Principal Amount	Physical Delivery Amount as Number of Shares of the Reference Stock	Cash Delivery Amount
$100.00	100.00%	100.00%	n/a	n/a
$87.50	100.00%	100.00%	n/a	n/a
$75.00	100.00%	100.00%	n/a	n/a
$62.50	100.00%	100.00%	n/a	n/a
$50.00	100.00%	100.00%	n/a	n/a
$47.50	100.00%	Physical or Cash Delivery Amount	20.00	$950.00
$42.50	100.00%	Physical or Cash Delivery Amount	20.00	$850.00
$40.00	100.00%	Physical or Cash Delivery Amount	20.00	$800.00
$39.95	n/a	Physical or Cash Delivery Amount	20.00	$799.00
$30.00	n/a	Physical or Cash Delivery Amount	20.00	$600.00
$25.00	n/a	Physical or Cash Delivery Amount	20.00	$500.00
$12.50	n/a	Physical or Cash Delivery Amount	20.00	$250.00
$0	n/a	Physical or Cash Delivery Amount	20.00	$0

The Payments at Maturity shown above are entirely hypothetical; they are based on market prices for the Reference Stock that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payments at Maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes or on an investment in the Reference Stock.  Please read “Additional Risk Factors Specific to Your Notes” and “Hypothetical Returns on Your Notes” in the accompanying product prospectus supplement.

RBC Capital Markets, LLC
P5

Reverse Convertible Notes due February 27, 2014 Linked to the Common Stock of Red Hat, Inc.

Payments on your Notes are economically equivalent to the amounts that would be paid on a combination of other instruments.  For example, payments on your Notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond purchased, and an option sold, by the investor (with an implicit option premium paid over time to the investor).  The discussion in this paragraph does not modify or affect the terms of the offered Notes or the United States or Canadian income tax treatment of the offered Notes as described under “Supplemental Discussion of Canadian Tax Consequences” and “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement.

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the section “Additional Risk Factors Specific to Your Notes” in the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk — Investors in the Notes could lose some or a substantial value of their principal amount if there is a decline in the trading price of the Reference Stock between the pricing date and the valuation date. The rate of interest payable on the Notes, which will be payable for less than one year, may not be sufficient to compensate for any such loss.

•
Market Disruption Events and Adjustments —The payment at maturity and the valuation date are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Consequences of Market Disruption Events” in the product prospectus supplement.

•
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public —The initial estimated value for the Notes set forth on the cover page and that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.  This is due to, among other things, changes in the price of the Reference Stock, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the estimated costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value.  As a result, the secondary price will be less than if the internal funding rate was used.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

RBC Capital Markets, LLC
P6

Reverse Convertible Notes due February 27, 2014 Linked to the Common Stock of Red Hat, Inc.

•
The Initial Estimated Value of the Notes on the Cover Page and that We Will Provide in the Final Pricing Supplement Are Estimates Only, Calculated as of the Time the Terms of the Notes Are Set —The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes.  See “Structuring the Notes” below.  Our estimates are based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes.  These assumptions are based on certain forecasts about future events, which may prove to be incorrect.  Other entities may value the Notes or similar securities at a price that is significantly different than we do

The value of the Notes at any time after the pricing date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your notes.

RBC Capital Markets, LLC
P7

Reverse Convertible Notes due February 27, 2014 Linked to the Common Stock of Red Hat, Inc.

 U.S. FEDERAL TAX INFORMATION

RevCon 78010UJF5 (RHT): [    ]% of each stated interest payment ([9.25% - 12.25%] in total) on the RevCons will be treated as an interest payment and [     ]% of each stated interest payment will be treated as payment for the Put Option for U.S. federal income tax purposes.

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated July 25, 2013 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to your Notes.

INFORMATION REGARDING THE ISSUER OF THE REFERENCE STOCK

The Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”).  Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”).  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The following information regarding the issuer of the Reference Stock is derived from publicly available information.

We have not independently verified the accuracy or completeness of reports filed by the issuer with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

Red Hat, Inc. develops and provides open source software and services, including the Red Hat Linux operating system. The company's web site offers information and news about open source software and provides an online community of open source software users and developers.

HISTORICAL INFORMATION

The following graph sets forth the recent historical performances of the Reference Stock.  In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Stock. The information provided in the table is for the four calendar quarters of 2010, 2011 and 2012, the first, second and third calendar quarters of 2013, and for the period from October 1, 2013 to November 6, 2013.

We obtained the information regarding the historical performance of the Reference Stock in the chart below from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the market prices of the Reference Stock on the Valuation Date.  We cannot give you assurance that the performance of the Reference Stock will not result in the loss of all or part of your investment.

RBC Capital Markets, LLC
P8

Reverse Convertible Notes due February 27, 2014 Linked to the Common Stock of Red Hat, Inc.

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)
1/1/2010	3/31/2010	31.50	26.52	29.27
4/1/2010	6/30/2010	32.45	26.69	28.94
7/1/2010	9/30/2010	41.74	28.20	41.00
10/1/2010	12/31/2010	48.99	37.34	45.65

1/1/2011	3/31/2011	47.87	38.48	45.39
4/1/2011	6/30/2011	48.37	40.29	45.90
7/1/2011	9/30/2011	47.10	31.77	42.26
10/1/2011	12/30/2011	53.42	37.86	41.29

1/1/2012	3/30/2012	61.71	41.33	59.89
4/1/2012	6/29/2012	62.72	49.46	56.48
7/1/2012	9/28/2012	60.00	49.56	56.94
10/1/2012	12/31/2012	57.30	46.34	52.96

1/1/2013	3/28/2013	57.10	47.50	50.56
4/1/2013	6/28/2013	55.59	44.92	47.82
7/1/2013	9/30/2013	54.37	45.35	46.14
10/1/2013	11/6/2013	46.44	41.91	44.07

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC
P9

Reverse Convertible Notes due February 27, 2014 Linked to the Common Stock of Red Hat, Inc.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We expect that delivery of the Notes will be made against payment for the Notes on or about November 27, 2013, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus supplement. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus.

STRUCTURING THE NOTES

The Notes are our debt securities, the return on which is linked to the performance of the Reference Stock.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value included in this terms supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.

In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Stock, and the tenor of the Notes.  The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.

The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you.  The initial offering price of the Notes also reflects our estimated hedging costs.  These factors result in the initial estimated value for the Notes on the pricing date being less than their public offering price.  See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

RBC Capital Markets, LLC
P10

RBC Capital Markets®
REVERSE CONVERTIBLE NOTES I RBC STRUCTURED NOTES
Reverse Convertible Notes Linked to the Common Stock of Red Hat, Inc. Due February 27, 2014

KEY TERMS

•	Reference Stock: The common stock of United States Steel Corporation
•	Coupon Rate (Per Annum): [9.25% - 12.25%], to be determined on the pricing date, and paid in equal monthly payments.
•	Barrier Price: 80.00%
•	Term: 3 months

INVESTMENT THESIS

•
Receive a fixed monthly coupon for the term of the note, in exchange for the possible loss of principal if the value of the Reference Stock declines and if that Reference Stock closes below the Barrier Price during the applicable Monitoring Period.

KEY RISK FACTORS

•	The notes are subject to Royal Bank of Canada’s credit risk.
•	The notes are not principal protected.
•	You could lose some or all of your investment at maturity if there has been a decline in the trading price of the Reference Stock.
•	You could receive at maturity shares of the Reference Stock or the cash value of those shares.
•	The notes are likely to have limited liquidity.

TAX

•
Each investor will agree to treat the notes as an investment unit consisting of (i) a non-contingent debt instrument subject to the rules governing short-term debt instruments and (ii) a Put Option for U.S. federal income tax purposes, as described in more detail in the product supplement.

ORDER DEADLINE

•	RBCCM will accept orders to purchase the notes until November 22, 2013.

CUSIP: 78010UJF5	|	PRICING DATE: November 22, 2013	|	ISSUE DATE: November 27, 2013
IRS Circular 230 Notice:  To ensure compliance with IRS Circular 230, you are hereby notified that: (a) any discussion of federal tax issues contained or referred to herein is not intended or written to be used, and cannot be used, by you for the purpose of avoiding penalties that may be imposed on you under the Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing by us of the transactions or matters addressed herein; and (c) you should seek advice based on your particular circumstances from an independent tax advisor.